Exhibit 99.1

SINA Reports Third Quarter 2017 Financial Results

BEIJING, China—November 7, 2017—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Highlights

•          Net revenues increased 61% year over year to $443.1 million. Non-GAAP net revenues increased 62% year over year to $440.5 million.

•          Advertising revenues increased 56% year over year to $364.0 million.

•          Non-advertising revenues increased 92% year over year to $79.2 million. Non-GAAP non-advertising revenues increased 98% year over year to $76.6 million.

•          Income from operations increased 231% year over year to $120.3 million. Non-GAAP income from operations increased 157% year over year to $145.0 million. Non-GAAP operating margin was 33%, up from 21% for the same period last year.

•          Net income attributable to SINA was $49.3 million, or $0.66 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $57.7 million, or $0.77 non-GAAP diluted net income per share attributable to SINA.

•          Weibo’s monthly active users (“MAUs”) had a net addition of approximately 79 million users year over year and reached 376 million in September 2017. Weibo’s mobile MAUs represented 92% of Weibo’s MAUs.

•          Weibo’s average daily active users (“DAUs”) had a net addition of approximately 33 million users year over year and reached 165 million in September 2017.

“We are very pleased to deliver another strong quarter of financial results with record revenues and operating profit.” said Charles Chao, Chairman and CEO of SINA. “Weibo continued its strong momentum with substantial user base expansion and improved user engagement. Leveraging platform effect, Weibo has achieved further operating leverage and a record high level of net income.” said Mr. Chao. “Portal advertising resumed in the growth trajectory this quarter as we continue to ramp up mobile traffic of SINA media properties and improve mobile monetization. We are also pleased to see the encouraging progresses we have made in the online finance business.” Mr. Chao concluded.

Third Quarter 2017 Financial Results

For the third quarter of 2017, SINA reported net revenues of $443.1 million, an increase of 61% compared to $274.9 million for the same period last year. Non-GAAP net revenues for the third quarter of 2017 totaled $440.5 million, an increase of 62% compared to $272.3 million for the same period last year.

Online advertising revenues for the third quarter of 2017 were $364.0 million, an increase of 56% compared to $233.6 million for the same period last year. The year-over-year growth in online advertising revenues was mainly resulted from an increase of $120.1 million, or 77% growth in Weibo advertising and marketing revenues and a modest increase of portal advertising revenues in the third quarter.

Non-advertising revenues for the third quarter of 2017 were $79.2 million, an increase of 92% compared to $41.2 million for the same period last year. Non-GAAP non-advertising revenues for the third quarter of 2017 were $76.6 million, an increase of 98% compared to $38.6 million for the same period last year. The year-over-year growth in non-advertising revenues was driven by the new revenue stream derived from SINA online finance business, increased Weibo membership fees and revenue share from live broadcasting business.

Gross margin for the third quarter of 2017 was 76%, compared to 67% for the same period last year. Advertising gross margin for the third quarter of 2017 was 76%, compared to 70% for the same period last year. The increase in advertising gross margin was primarily due to stronger advertising demand from Weibo advertisers and the further operating leverage of Weibo business. Non-advertising gross margin for the third quarter of 2017 was 71%, compared to 54% for the same period last year. The increase in non-advertising margin was the result of higher revenue contribution from businesses with better margin profile compared with the same period last year, such as Weibo’s membership services and SINA’s online finance business.

Operating expenses for the third quarter of 2017 totaled $214.3 million, compared to $148.2 million for the same period last year. The increase in operating expenses was primarily attributable to an increase in sales and marketing expenses for user acquisition for both Weibo and SINA News APPs. Non-GAAP operating expenses for the third quarter of 2017 totaled $189.7 million, compared to $127.9 million for the same period last year.

Income from operations for the third quarter of 2017 was $120.3 million, an increase of 231% compared to $36.3 million for the same period last year. Operating margin was 27%, up from 13% for the same period last year. The increase in operating margin was a result of further operating leverage of Weibo business and step-up of margin profile from non-Weibo business. Non-GAAP income from operations for the third quarter of 2017 was $145.0 million, an increase of 157% compared to $56.5 million for the same period last year. Non-GAAP operating margin was 33%, up from 21% for the same period last year.

Non-operating income for the third quarter of 2017 was $11.1 million, compared to a non-operating income of $143.1 million for the same period last year. Non-operating income for the third quarter of 2017 mainly included: (i) a $10.2 million net gain on sale of and impairment on investments, net, which is excluded under our non-GAAP measure; (ii) a $11.1 million loss pick-up from equity-method investments, which is accounted for under the equity-method and reported one quarter in arrears, mainly resulting from the loss pick-up from the Company’s investment in Leju; and (iii) a $12.0 million net interest and other income. Non-operating income for the third quarter of 2016 included: (i) a $133.5 million net gain on sale of and impairment on investments, which is excluded under our non-GAAP measure; and (ii) a $5.5 million earnings pick-up from equity-method investments, which are accounted for under the equity-method and reported one quarter in arrears, mainly resulted from earnings pick-up from the Company’s investment in E-House.

Income tax expenses for the third quarter of 2017 were $24.6 million, compared to $19.1 million for the same period last year. The increase was primarily due to higher profitability and the change in tax status of the Weibo’s PRC subsidiary in 2017 from being fully tax exempted to being subject to a reduced enterprise income tax rate of 12.5%.

Net income attributable to SINA for the third quarter of 2017 was $49.3 million, compared to $146.5 million for the same period last year. Diluted net income per share attributable to SINA for the third quarter of 2017 was $0.66, compared to $1.90 for the same period last year. Non-GAAP net income attributable to SINA for the third quarter of 2017 was $57.7 million, compared to $43.7 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the third quarter of 2017 was $0.77, compared to $0.56 for the same period last year.

As of September 30, 2017, SINA’s cash, cash equivalents and short-term investments totaled $2.2 billion, compared to $1.8 billion as of December 31, 2016. For the third quarter of 2017, net cash provided by operating activities was $188.1 million, capital expenditures totaled $7.3 million, and depreciation and amortization expenses amounted to $8.7 million.

Weibo Completed Offering of US$900 Million Convertible Senior Notes

On October 30, 2017, Weibo completed the offering of $900 million in aggregate principal amount of convertible senior notes due 2022, including a fully-exercised over-allotment option of $100 million principal amount of notes that Weibo granted to the initial purchasers (the “Notes”). The Notes will bear annual interest at a rate of 1.25% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018. The Notes will be convertible into Weibo’s American Depositary Shares (“ADS”) based on an initial conversion price of approximately US$133.27 per ADS, which represents an approximately 47.5% conversion premium over the closing trading price of Weibo’s ADSs on October 25, 2017. The Notes will mature on November 15, 2022, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss) attributable to SINA and non-GAAP diluted net income (loss) per share attributable to SINA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues related to the license granted to Leju, stock-based compensation, amortization of intangible assets, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain(loss) on sale of investment/business, deemed disposal and impairment on investment, income tax effects of above non-GAAP to GAAP reconciling items and adjustment for non-GAAP to GAAP reconciling items for the income (loss) attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 7:10 a.m. — 8:00 a.m. Eastern Time on November 7, 2017 (or 8:10 p.m. — 9:00 p.m. Beijing Time on November 7, 2017) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.cn. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	4292828

A replay of the conference call will be available through morning Eastern Time November 15, 2017. The dial-in number is +61 2 9003 4211. The passcode for the replay is 4292828.

About SINA

We are a leading online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal), SINA Mobile Apps and Weibo.com (social media) enables Internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2016 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2017	2016	2017	2017	2016
Net revenues:
Advertising	$363,958	$233,633	$295,153	$887,110	$601,631
Non-advertising	79,191	41,242	63,779	193,036	115,881
	443,149	274,875	358,932	1,080,146	717,512
Cost of revenues *:
Advertising	85,757	71,194	72,211	225,636	212,466
Non-advertising	22,814	19,133	20,113	61,831	47,672
	108,571	90,327	92,324	287,467	260,138
Gross profit	334,578	184,548	266,608	792,679	457,374

Operating expenses:
Sales and marketing *	114,345	64,176	83,408	265,836	172,773
Product development *	70,509	55,674	63,486	188,415	161,690
General and administrative *	29,443	28,366	25,036	78,502	74,308
	214,297	148,216	171,930	532,753	408,771
Income from operations	120,281	36,332	94,678	259,926	48,603

Non-operating income (loss):
Earning (Loss) from equity method investments, net	(11,105)	5,534	(5,265)	(13,227)	(11,220)
Gain on sale of investments/business and impairment on investments, net	10,209	133,505	(16,315)	9,777	196,657
Fair value change in option liability	—	(2,653)	—	—	(2,653)
Interest and other income, net	11,994	6,703	8,225	31,452	19,619
	11,098	143,089	(13,355)	28,002	202,403

Income before income taxes	131,379	179,421	81,323	287,928	251,006
Income tax expense	(24,555)	(19,050)	(19,135)	(57,516)	(21,781)

Net income	106,824	160,371	62,188	230,412	229,225
Less: Net income attributable to non-controlling interests	57,533	13,853	38,798	119,207	24,060

Net income attributable to SINA	$49,291	$146,518	$23,390	$111,205	$205,165

Basic net income per share attributable to SINA	$0.69	$2.08	$0.33	$1.56	$2.93
Diluted net income per share attributable to SINA **	$0.66	$1.90	$0.31	$1.48	$2.74

Shares used in computing basic net income per share attributable to SINA	71,468	70,420	71,197	71,208	70,108
Shares used in computing diluted net income per share attributable to SINA	74,213	78,303	73,890	73,924	77,486

* Stock-based compensation in each category:
Cost of revenues	$2,776	$2,380	$2,106	$7,112	$5,721
Sales and marketing	5,568	4,791	5,269	15,420	10,937
Product development	9,073	7,261	6,668	22,731	15,775
General and administrative	8,410	7,853	8,143	23,940	21,929

** Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30,	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$1,093,900	$1,407,625
Short-term investments	1,138,236	389,440
Restricted cash	382,238	241,306
Accounts receivable, net	279,062	210,328
Prepaid expenses and other current assets	313,934	407,373
Subtotal	3,207,370	2,656,072

Property and equipment, net	253,414	241,680
Goodwill and intangible assets, net	101,807	12,108
Long-term investments	1,235,134	1,318,207
Other assets	55,547	56,807
Total assets	$4,853,272	$4,284,874
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$153,112	$108,381
Amount due to customers	382,238	241,306
Accrued expenses and other current liabilities	415,566	452,751
Short-term bank loan	28,634	33,152
Deferred revenues	134,872	95,566
Income taxes payable	81,138	40,127
Subtotal	1,195,560	971,283

Convertible debt	153,092	153,092
Long-term deferred revenues	57,076	65,188
Other long-term liabilities	8,384	4,332
Total liabilities	1,414,112	1,193,895

Shareholders’ equity
SINA shareholders’ equity	2,793,189	2,679,590
Non-controlling interests	645,971	411,389
Total shareholders’ equity	3,439,160	3,090,979

Total liabilities and shareholders’ equity	$4,853,272	$4,284,874

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2017	2016	2017	2017	2016
Net revenues
Portal:
Portal Advertising	$87,432	$79,855	$77,931	$225,154	$222,270
Other	39,785	21,058	28,746	88,693	55,941
Subtotal	127,217	100,913	106,677	313,847	278,211

Weibo:
Advertising and marketing	276,803	156,693	218,340	664,440	383,112
Weibo non-advertising	43,232	20,184	35,033	108,169	59,940
Subtotal	320,035	176,877	253,373	772,609	443,052

Elimination	(4,103)	(2,915)	(1,118)	(6,310)	(3,751)
	$443,149	$274,875	$358,932	$1,080,146	$717,512

Cost of revenues
Portal:
Portal Advertising	$30,502	$32,540	$27,647	$85,631	$104,881
Other	19,483	13,458	14,368	46,553	33,691
Subtotal	49,985	45,998	42,015	132,184	138,572

Weibo	62,428	44,494	50,372	159,250	121,777

Elimination	(3,842)	(165)	(63)	(3,967)	(211)
	$108,571	$90,327	$92,324	$287,467	$260,138

Gross margin
Portal	61%	54%	61%	58%	50%
Weibo	80%	75%	80%	79%	73%
	76%	67%	74%	73%	64%

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	September 30, 2017				September 30, 2016				June 30, 2017
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$363,958			$363,958	$233,633			$233,633	$295,153			$295,153
Non-advertising revenues	79,191	(2,609)	(a)	76,582	41,242	(2,609)	(a)	38,633	63,779	(2,609)	(a)	61,170
Net revenues	$443,149	$(2,609)		$440,540	$274,875	$(2,609)		$272,266	$358,932	$(2,609)		$356,323

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		2,776	(b)			2,380	(b)			2,106	(b)
Gross profit	$334,578	$167		$334,745	$184,548	$(229)		$184,319	$266,608	$(503)		$266,105

		(23,051)	(b)			(19,905)	(b)			(20,080)	(b)
		(1,538)	(c)			(457)	(c)			(1,227)	(c)
Operating expenses	$214,297	$(24,589)		$189,708	$148,216	$(20,362)		$127,854	$171,930	$(21,307)		$150,623

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		25,827	(b)			22,285	(b)			22,186	(b)
		1,538	(c)			457	(c)			1,227	(c)
Income from operations	$120,281	$24,756		$145,037	$36,332	$20,133		$56,465	$94,678	$20,804		$115,482

						(2,609)	(a)
						22,285	(b)
		(2,609)	(a)			457	(c)			(2,609)	(a)
		25,827	(b)			2,032	(d)			22,186	(b)
		1,538	(c)			(133,505)	(e)			1,227	(c)
		1,474	(d)			2,653	(f)			75	(d)
		(10,209)	(e)			(10,650)	(g)			16,315	(e)
		(7,391)	(g)			1,398	(h)			(7,745)	(g)
		(254)	(i)			15,133	(i)			(180)	(i)
Net income attributable to SINA	$49,291	$8,376		$57,667	$146,518	$(102,806)		$43,712	$23,390	$29,269		$52,659

Diluted net income per share attributable to SINA *	$0.66			$0.77	$1.90			$0.56	$0.31			$0.70
Shares used in computing diluted net income per share attributable to SINA	74,213	—		74,213	78,303	—		78,303	73,890	—		73,890

Gross margin - advertising	76%	1%		77%	70%	1%		71%	76%	—		76%
Gross margin - non-advertising	71%	-1%		70%	54%	-4%		50%	68%	-1%		67%

	Nine months ended
	September 30, 2017				September 30, 2016
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$887,110			$887,110	$601,631			$601,631
Non-advertising revenues	193,036	(7,827)	(a)	185,209	115,881	(7,827)	(a)	108,054
Net revenues	$1,080,146	$(7,827)		$1,072,319	$717,512	$(7,827)		$709,685

		(7,827)	(a)			(7,827)	(a)
		7,112	(b)			5,721	(b)
Gross profit	$792,679	$(715)		$791,964	$457,374	$(2,106)		$455,268

		(62,091)	(b)			(48,641)	(b)
		(2,920)	(c)			(1,475)	(c)
Operating expenses	$532,753	$(65,011)		$467,742	$408,771	$(50,116)		$358,655

		(7,827)	(a)			(7,827)	(a)
		69,203	(b)			54,362	(b)
		2,920	(c)			1,475	(c)
Income from operations	$259,926	$64,296		$324,222	$48,603	$48,010		$96,613

						(7,827)	(a)
						54,362	(b)
		(7,827)	(a)			1,475	(c)
		69,203	(b)			3,978	(d)
		2,920	(c)			(196,657)	(e)
		1,773	(d)			2,653	(f)
		(9,777)	(e)			(20,815)	(g)
		(20,630)	(g)			3,567	(h)
		1,038	(i)			14,908	(i)
Net income attributable to SINA	$111,205	$36,700		$147,905	$205,165	$(144,356)		$60,809

Diluted net income per share attributable to SINA *	$1.48			$1.97	$2.74			$0.82
Shares used in computing diluted net income per share attributable to SINA	73,924	—		73,924	77,486	—		77,486

Gross margin - advertising	75%	—		75%	65%	1%		66%
Gross margin - non-advertising	68%	-1%		67%	59%	-3%		56%

(a)	To exclude the recognition of deferred revenue related to the license granted to Leju.
(b)	To exclude stock-based compensation.
(c)	To adjust amortization of intangible assets.
(d)	To exclude the Non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.
(e)	To exclude (gain) loss on sale of investments/business, (gain) loss on deemed disposal and impairment on investments, net.
(f)	To exclude the change in fair value of option liability.
(g)	To exclude Non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.
(h)	To exclude the amortization of convertible debt issuance cost.
(i)	To exclude the provision (benefit) for income tax related to item (c) and (e). Other non-GAAP to GAAP reconciling items have no income tax effect.**

*	Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

**

Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	September 30, 2017			September 30, 2016			June 30, 2017
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To exclude stock-based compensation		$1,822			$1,409			$736
To exclude amortization of intangible assets resulting from business acquisitions		1,127			618			1,035
To exclude (gain) loss on disposal and impairment on investments		327			(12)			(1,319)
To exclude (gain) loss resulting from the fair value changes in investments		(1,745)			41			(637)
To exclude tax impacts related to amortization of intangible assets		(166)			(179)			(143)
Earning (Loss) from equity method investments, net	$(10,996)	$1,365	$(9,631)	$5,689	$1,877	$7,566	$(4,862)	$(328)	$(5,190)
Share of amortization of equity investments’ intangibles not on their books	(130)	130	—	(173)	173	—	(523)	523	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	21	(21)	—	18	(18)	—	120	(120)	—
	$(11,105)	$1,474	$(9,631)	$5,534	$2,032	$7,566	$(5,265)	$75	$(5,190)

	Nine months ended
	September 30, 2017			September 30, 2016
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To exclude stock-based compensation		$2,878			$4,320
To exclude amortization of intangible assets resulting from business acquisitions		2,264			1,996
To exclude gain on disposal and impairment on investments		(1,313)			(1,559)
To exclude gain resulting from the fair value changes in investments		(2,343)			(849)
To exclude tax impacts related to amortization of intangible assets		(330)			(546)
Loss from equity method investments, net	$(12,610)	$1,156	$(11,454)	$(10,604)	$3,362	$(7,242)
Share of amortization of equity investments’ intangibles not on their books	(778)	778	—	(788)	788	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	161	(161)	—	172	(172)	—
	$(13,227)	$1,773	$(11,454)	$(11,220)	$3,978	$(7,242)

* Earning (Loss) from equity method investments is recorded one quarter in arrears.